UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2025

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

CONTENTS

CFO Transition

On November 17, 2025, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that its Chief Financial Officer, Ms. Lauri Hanover, has decided to step down from her position for personal reasons. Ms. Hanover will remain the Company’s chief financial officer through mid-December 2025 to ensure a smooth and effective transition. The Company’s board of directors (the “Board”) has appointed Mr. Assaf Zipori as Kornit’s new chief financial officer, effective upon Ms. Hanover’s departure in mid-December.

Ms. Hanover’s resignation did not relate to any dispute or disagreement with the Company or the Board as to the Company’s accounting practices or financial reporting.

Board Approval of New Share Repurchase Program

On November 17, 2025, the Company further announced that its Board has approved a new program for the repurchase of up to $100 million (in addition to amounts approved for repurchase under previous programs) of the Company’s ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”).

Under the program, Kornit may effect the prospective repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Kornit may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, the new repurchase program will go into effect (subject to insider trading blackout limitations that will apply beginning towards the end of the fourth quarter of 2025) 30 days after notice of the Board’s adoption of the plan is provided to the Company’s material creditors and secured creditors, assuming that no such creditors objects to the Company regarding the repurchase plan within 30 days of being provided that notice. If any such objections are received by the Company during that 30-day period, Israeli court approval of the repurchase plan would be required.

A copy of the press release by which the Company announced the transition of its chief financial officer and the new share repurchase program, which is entitled “Kornit Digital Announces CFO Transition and New $100 Million Share Repurchase Program”, is furnished as Exhibit 99.1 hereto.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (but excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346, 333-254749, 333-263975, and 333-286158)

Exhibits

Exhibit No.	Description
99.1	Press Release dated November 17, 2025 entitled “Kornit Digital Announces CFO Transition and New $100 Million Share Repurchase Program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: November 17, 2025	By:	/s/ Ronen Samuel
	Name:	Ronen Samuel
	Title:	Chief Executive Officer

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